FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April, 2007

Commission File Number: 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated April 19, 2007, relating to the Special report by Board of directors concerning the buyback program proposed at the 2007 shareholders’ meeting

Page 1 of 4 Total Pages

Paris, April 19 2007	Euronext: LG, NYSE: LR

Lafarge informs its shareholders of the characteristics of the buyback program proposed at its Shareholders’ Meeting on May 3, 2007 and of the use made since January 1, 2006 of the buyback authorizations granted by previous Shareholders’ meetings.

SPECIAL REPORT REQUIRED BY ARTICLE L.225-209 OF THE COMMERCIAL CODE

As of December 31, 2006, the Company held 1,372,260 shares with a par value of 4 euros, representing 0.78% of its capital stock. The value based on the purchase price of those shares is €79,132,787.23.

The Company signed a liquidity agreement with Rothschild & Cie, which purchased on behalf of the Company a total of 3,078,011 shares and sold a total of 3,053,011 shares in 2006. Moreover, as of December 31, 2006, the Company cancelled 12,208 shares allocated to cover stock options since the shares were unneeded because of the cancellation of the corresponding options.

Thus, as of December 31, 2006, 543,708 shares of the 1,372,260 shares held by the Company are assigned to cover stock options previously granted by the Company, 803,552 shares are allocated for exchanges or transfers of stock during any acquisition transactions, and the balance of 25,000 shares is held by the Company under its liquidity agreement.

The buyback program which we are recommending that you approve at the Combined Ordinary and Extraordinary Shareholders’ Meeting on May 3, 2007, would have the following features:

Securities: shares;

Maximum buyback percentage of capital authorized: 7%;

Maximum number of shares that may be acquired: 12,363,759*;

Maximum total amount of the program: €1 billion;

Maximum unit purchase price: €180;

Objectives of the program:

-	grant stock options or bonus shares to employees or executives of the Company and/or the companies of its Group;

-	allow the implementation of any stock purchase plan or grant shares to the employees as part of their profit-sharing plan, company or group savings plans, or voluntary employee savings partnership plan;

-	allow the transfer of shares during the exercise of rights attached to debt securities that give rights in any way to an allotment of shares of the Company;

-	exchange or transfer securities in the context of external growth transactions;

-	allow cancellation of shares pursuant to the Eleventh Resolution submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting on May 3, 2007;

-	manage the market and the liquidity of the transactions through a liquidity contract in compliance with an ethics charter recognized by the Autorité des Marchés Financiers and signed with an investment service provider.

Period: 18 months.

*	Which is 7% of the capital as of December 31, 2006, subject to adjustment to take into account treasury shares and/or shares canceled on the date of the purchases.

Page 2 of 4 Total Pages

Summary declaration of the transactions executed between January 1, 2005 and February 28, 2007

Percentage of treasury shares as of February 28, 2007	0.95%
Number of shares cancelled in the last 24 months	12,208
Number of securities held in portfolio as of February 28, 2007	1,680,264
Book value of the portfolio as of February 28, 2007	€115,731,672.84
Market value of the portfolio as of February 28, 2007	€189,953,845.20

	Purchases			Sales			Open purchase positions (Calls purchases, Puts sold, or forward purchases)	Open sale positions (Calls sold, Puts purchased or forward sales)
	Number of shares purchased	Average price (euros)	Amounts (euros)	Number of shares sold	Average price (euros)	Amounts (euros)
January 2006	—	—	—	6,190	62.65	387,775.85	—	—
February 2006	—	—	—	47,236	58.26	2,752,126.59	—	—
March 2006	287,130	89.37	25,659,782.86	301,395	87.66	26,421,324.63	—	—
April 2006	325,028	94.85	30,830,289.15	324,679	90.27	29,308,792.88	—	—
May 2006	435,681	95.33	41,535,617.47	497,488	96.17	47,840,945.75	—	—
June 2006	412,565	89.78	37,038,645.41	400,867	86.60	34,716,582.58	—	—
July 2006	319,998	94.08	30,104,665.60	285,367	94.22	26,888,082.40	—	—
August 2006	239,408	97.66	23,381,241.02	328,857	91.39	30,055,871.13	—	—
September 2006	318,169	100.89	32,100,964.86	382,806	99.24	37,991,033.36	—	—
October 2006	201,769	104.64	21,112,506.54	259,221	96.53	25,022,312.72	—	—
November 2006	290,500	107.17	31,133,229.14	334,562	103.12	34,499,002.89	—	—
December 2006	247,763	110.99	27,499,893.10	309,949	95.32	29,544,623.67	—	—
January 2007	210,060	113.30	23,799,583.80	265,592	108.77	28,889,082.78	—	—
February 2007	661,236	114.49	75,707,588.40	297,700	115.67	34,434,992.86	—	—

The Board of Directors

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 20, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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